COMMENTS RECEIVED ON DECEMBER 19, 2014

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity MSCI Real Estate Index ETF

POST-EFFECTIVE AMENDMENT NO. 13

1. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing at least 80% of assets in securities included in the fund's underlying index. The fund's underlying index is the MSCI USA IMI Real Estate Index, which represents the performance of the real estate sector in the U.S. equity market."

C: The Staff requests more detailed information regarding the securities in the index.

R: We direct the Staff's attention to the description of the index under "Principal Investment Strategies" in the "Investment Details" section for the fund: "The fund's underlying index is the MSCI USA IMI Real Estate Index, which consists of securities of U.S. companies from the parent MSCI USA IMI Index that are classified in the real estate industry group according to the Global Industry Classification Standard (GICS®). The GICS real estate industry group encompasses companies that own, operate and develop real estate properties, including offices, hotels, malls, shopping centers, data centers, industrial properties, apartment buildings, hospitals, senior living facilities, self-storage facilities, and other real estate properties. It also includes REITs that make construction or mortgage loans." We believe this disclosure is sufficient.

2. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

3. "Fund Summary" (prospectus)

"Principle Investment Risks"

C: If the securities in the index include small cap stocks, the Staff requests that we add a corresponding principal strategy and risk.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure. However, while not principal risks per se, we note that the possibility for market developments to affect different types of markets and different securities - such as securities of small-capitalization companies - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Basics" sections.

4. "Fund Summary" (prospectus)

"Principal Investment Risks"

"Real Estate Industry Concentration. Changes in real estate values or economic downturns can have a significant negative effect on issuers in the real estate industry."

Fidelity Convington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 13

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C: The Staff requests that we add additional disclosure to the real estate industry concentration risk.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks and accordingly have not added disclosure. We note that the disclosure in "Fund Summary" is in a summary format, responsive to Item 4(b)(1) ("Based on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund, including the risks to which the Fund's portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund's net asset value, yield, and total return."), whereas the disclosure in "Investment Details" is responsive to Item 9(c). See disclosure regarding Industry Concentration and the real estate industry in "Investment Details".

5. "Fund Summary" (prospectus)

"Portfolio Manager(s)"

"Matthew Goff, Diane Hsiung, Jennifer Hsui, and Greg Savage (portfolio managers) have managed the fund since [____]."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

6. "Investment Details" (prospectus)

"Principal Investment Strategies"

"BFA invests at least 80% of the fund's assets in securities included in the fund's underlying index. The fund's underlying index is the MSCI USA IMI Real Estate Index, which consists of securities of U.S. companies from the parent MSCI USA IMI Index that are classified in the real estate industry group according to the Global Industry Classification Standard (GICS®). The GICS real estate industry group encompasses companies that own, operate and develop real estate properties, including offices, hotels, malls, shopping centers, data centers, industrial properties, apartment buildings, hospitals, senior living facilities, self-storage facilities, and other real estate properties. It also includes REITs that make construction or mortgage loans."

C: The Staff notes that the first paragraph of the "Principal Investment Strategies" in the "Investment Details" section has useful information and would like it added to the "Fund Summary" section.

R: We believe current disclosure provides a clear description of the securities in which the fund will invest. We note that the disclosure in Fund Summary is in a summary format, responsive to Item 4(a) ("Based on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objectives by identifying the Fund's principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally)"), whereas the disclosure in Investment Details is responsive to Item 9(b)(1). (emphasis added).

7. "Investment Details" (prospectus)

"Principle Investment Strategies"

"The fund may concentrate its investments in a particular industry or group of related industries to approximately the same extent that the MSCI USA IMI Real Estate Index is concentrated. In addition, the fund may invest a significant percentage of its assets in relatively few companies. The fund is considered non-diversified."

C: The Staff requests we update disclosure to replace the word "may" with "will".

Fidelity Convington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 13

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R: We believe the current disclosure adequately describes the concentration policy, and therefore have not modified disclosure.

8. "Investment Details" (prospectus)

"Principal Investment Risks"

"Industry Concentration. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or group of related industries, and the securities of companies in that industry or group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry or group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments."

C: The Staff requests that we change the Industry Concentration risk to a Real Estate Industry Concentration risk.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section appropriately discloses the fund's principal investment risks and accordingly have not added disclosure. In addition, we call the Staff's attention to the following disclosure under "Principal Investment Risks" following the Industry Concentration paragraph:

"The real estate industry is particularly sensitive to economic downturns. The value of securities of issuers in the real estate industry, including REITs, can be affected by changes in real estate values and rental income, property taxes, interest rates, tax and regulatory requirements, and the management skill and creditworthiness of the issuer.

In addition, the value of a REIT can depend on the structure of and cash flow generated by the REIT, and REITs may not have diversified holdings. Because REITs are pooled investment vehicles that have expenses of their own, the fund will indirectly bear its proportionate share of those expenses."

9. "Additional Information about the Purchase and Sale of Shares" (prospectus)

"Costs Associated with Creations and Redemptions"

C: The Staff requests that we confirm that total redemption fees will not exceed 2% of the value of the shares redeemed. See Rule 22c-2 under the Investment Company Act.

R: The fund's fees in connection with redemptions of Creation Units will comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed.

10. "Fund Services" (prospectus)

"Fund Management"

"[The Adviser and the fund are seeking an exemptive order from the SEC that will permit the Adviser, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated and affiliated sub-advisers without obtaining shareholder approval of such agreements. The fund's initial sole shareholder has approved the fund's use of this exemptive order once issued by the SEC and the fund and the Adviser intend to rely on the exemptive order when issued without seeking additional shareholder approval. Subject to oversight by the Board of Trustees, the Adviser has the ultimate responsibility to oversee the funds' sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.]"

C: The Staff would like us to add disclosure to the above paragraph to disclose that there is no assurance that the SEC will approve the exemptive order.

Fidelity Convington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 13

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R: The current disclosure says that the Adviser and fund "are seeking" an exemptive order from the SEC. Given this, we think one can infer that there is no assurance that the SEC will grant such relief and have not modified the disclosure.

11. "Investment Policies and Limitations" (SAI)

Concentration

"The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's underlying index concentrates in the securities of issuers in a particular industry or group of industries."

C: The Staff requests we update disclosure to replace the word "may" with "will".

R: We believe the current disclosure adequately describes the concentration policy, and therefore have not modified disclosure.

12. "Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

13. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

Fidelity Convington Trust (File Nos. 033-60973 and 811-07319), Post-Effective Amendment No. 13

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C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

14. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.